Room 4561


      May 17, 2005

Mr. Alexander Vesak
American Media Systems Co.
3500 Cornett Road
Vancouver, British Columbia, V5M2H5

      RE:	American Media Systems Co.
   Registration Statement on Form SB-2/A
   Filed April 25, 2005
   File No. 333-123169

Dear Mr. Vesak:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please note that references to prior comments correspond to our letter dated April 7, 2005. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Update the financial statements pursuant to Item 310(g) of Regulation S-B.

Prospectus Summary, page 3
2. Previous comments 6, 19 and 20. While your supplemental response to prior comment 20 indicates that there is no "material risk" of investor funds not being returned, your disclosure on page 3 states that there are no "material circumstances" under which funds will not be returned. Please revise your disclosure consistent with your supplemental response to indicate that there is no material risk of funds not being returned or advise as to the meaning of the term "material circumstances." Additionally, please advise as to the risks associated with a trust which is governed not with a duly executed contract but with trust instructions executed by Mr. Vesak.
Please also advise if there are any additional arrangements, agreements or understanding not disclosed in the prospectus concerning the trust account.
Risk Factors, page 4
3. Previous comment 25. Please consider adding risk factor disclosure to disclose the ramifications of Mr. Vesak allocating only
75% of his time to AMS. Consider disclosing, if true, that Mr. Vesak may pursue other business opportunities that do not involve AMS but may be similar to those of AMS. Please also consider advising of any parameters established with regards to presentation of future business opportunities.

Our President is our sole director and executive officer ..., page
4
4. This risk factor appears to cover two separate topics:
adequacy
of controls and the loss of Mr. Vesak`s services. As each risk factor should relate to only one topic, please revise to separate this risk factor into two separate risk factors.

Use of Proceeds, page 7
5. Please revise your disclosure to indicate in similar numbered form, the use of proceeds if the maximum proceeds are received.
6. As a follow-up to the comment above, please enhance your disclosure to explain why your travel costs are substantially higher if you do not raise the maximum. While we note your disclosure on page 18 regarding your plan to reduce DVD production and enhance your marketing effort if you do not raise the maximum, please revise to clarify such plan in this section and to explain the business rationale behind the plan both here and in "Management Discussion and
Analysis or Plan of Operation."

Plan of Distribution, page 8
7. We reissue previous comment 21. We note your revised disclosure, which indicates that your sole officer and director has no current plans to buy securities in the offering and that, if he did so, such purchase would be with investment intent. However, you have not specifically disclosed that any shares would be purchased for investment purposes only and not with the intent to resell.
Please
revise accordingly or advise. Additionally, you have not specifically disclosed whether your sole officer and director may acquire some of the shares offered in order to achieve sales of the minimum and whether there is a limit on the number of shares he might acquire to achieve the minimum. Revise accordingly or advise.

Marketing Plan, page 15
8. Previous comment 35. Please advise of the costs or material effects of hiring additional agents to distribute to multi-store chains other than those covered by your contract with Brand Specialists. Please also revise to define the term "B2B."

Industry, page 14
9. Previous comment 36. Please advise if there are more recent sources for the information generated by the US F&W, ASA and HIA. Please also revise your document to prominently indicate the year of each source cited and consider discussing any changes that may have occurred since the date of each citation. Additionally, as the HIA report is unavailable free to non-members please advise if you have received consent to incorporate portions of their report. In this regard, we note that it is not adequate to rely on the HIA information provided in the public filings of other companies, as each Securities Act filing that includes non-public third-party information must be accompanied by a consent from the source of such information. See Rule 436 of Securities Act Regulation C.

Managements Discussion and Analysis or Plan of Operations, page 18
10. Previous comment 40. While we note that you do not expect ongoing filing fees associated with Exchange Act reporting, please confirm that there are no costs associated with the preparation of Exchange Act reports in addition to formatting and filing, or advise.

Part II-Information Not Required in Prospectus

Signatures
11. Please revise to indicate if true that Mr. Vesak is also signing in his capacity as controller or principal accounting officer.
See
Instructions for signatures on Form SB-2.

* * * * *

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper, at
(202) 551-3482, Sara Kalin, at (202) 551-3454 or the undersigned, at
(202) 551-3462. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile
      Conrad C. Lysiak, Esq.
	601 West First Avenue, Suite 503
	Spokane, Washington 99201
	Telephone: (509) 624-1475
	Facsimile:  (509) 747-1770

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American Media Systems Co.
May 17, 2005
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